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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                           Nu-West Industries, Inc.
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                (Exact name of issuer as specified in charter)

          8400 East Prentice Avenue, Suite 1320, Englewood, CO 80111
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                   (Address of principal executive offices)

Issuer's telephone number, including area code (303) 721-1396
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security                                  Common Stock
                      ----------------------------------------------------------
2.  Number of shares outstanding before the change     9,265,877
                                                  ------------------------------
3.  Number of shares outstanding after the change          1,000
                                                  ------------------------------
4.  Effective date of change                           November 6, 1995
                            ----------------------------------------------------
5.  Method of change
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): merger
                                                                    ------------
    Give brief description of transaction:  cash merger of Agrium Acquisition
                                           -------------------------------------
    Corporation into Nu-West Industries, Inc.
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                         II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                         -------------------------------------------------------
2.  Name after change
                     -----------------------------------------------------------
3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
                                                       -------------------------

Date        11/14/95                /s/ STEVEN W. GAMPP, Vice President
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                                        (Officer's signature & title)